Securities and Exchange Commission

Washington, D.C. 20549

FORM N-54

NOTICE OF INTENT TO ELECT TO BE SUBJECT

TO SECTIONS 55 THROUGH 65 OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned business development company (the "Company") hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940, as amended (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:

American Enterprise Development Corporation

[Formerly, A Time to Grow, Inc.]

Address of Principal

Business Office:

1240 Blalock Road, Ste. 150

Houston, Texas 77055

Telephone Number:  (713) 266-3700

Name and Address of agent for service of process:

Jonathan C. Gilchrist

1240 Blalock Road, Ste. 150

Houston, Texas 77055

Check one of the following:

[ ]  The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: None

[X] The company is relying on rule 12g-2 under the Securities Exchange Act of  1934 in lieu of filing a registration statement for a class of equity securities under that Act.

        The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:  000-50526

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: [Not applicable]

The undersigned company certifies that it is a closed-end company organized under the laws of Texas and with its principal place of business in Texas; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Houston, Texas on the 13th day of December, 2003.

AMERICAN ENTERPRISE DEVELOPMENT CORPORATION

By:  /s/ Jonathan Gilchrist

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Jonathan Gilchrist

President